UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-50612

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 29, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Unique Logistics International, Inc.
Full Name of Registrant

Former Name if Applicable

154-09 146th Avenue
Address of Principal Executive Office (Street and Number)

Jamaica, NY 11434
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UNIQUE LOGISTICS INTERNATIONAL, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended February 29, 2024 (the “Quarterly Report”) by the April 15, 2024 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended February 29, 2024 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sunandan Ray	(718)	978-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the last fiscal quarter and nine months ended February 29, 2024 as compared to the comparable prior year periods will be negatively impacted by a non-recurring losses of approximately $9.4 million incurred from the recognition of certain expenses and liabilities related to the termination of its SPAC merger that was signed on March 1, 2024 and simultaneously the Company and the lenders entered into a waiver and amendment to financing agreement (the “Waiver”). As part of this Waiver, the Company agreed to issue warrants exercisable for a period of 7.5 years. The warrants were recorded as a derivative liability at initially estimated fair market value of $7.4 million. The loss resulted from recognition of this derivative was offset by the reduction from another derivative liability arising from an anti-dilution provision in the convertible Preferred Stock Series A, C and D in the amount of $4.1 million. The resulting net loss of $3.3 million is recorded in Other Expenses as a change in fair value of derivative liabilities.

In addition, in consideration for the Waiver, the Company agreed to pay certain of its lenders a non-refundable fee to waive certain events of default, in an aggregate amount equal to $3,000,000, which was deemed fully earned on the effective date.

As a result of the termination of its SPAC merger, the Company also recognized an impairment charge of previously deferred offering costs in the amount of $3.1 million as reflected on the statement of operations for the period ended February 29, 2024.

As a result of these losses, the Company expects that the Quarterly Report on Form 10-Q will reflect a change in the results of operations from the fiscal quarter and nine months ended February 29, 2024. The foregoing financial information is unaudited and preliminary and is subject to change based upon the Company’s completion of the year end audit.

UNIQUE LOGISTICS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 16, 2024	By:	/s/ Sunandan Ray
	Name:	Sunandan Ray
	Title:	Chief Executive Officer